

September 30, 2010

<u>via U.S. mail and facsimile</u>

John Williams, Chief Executive Officer
Shearson American REIT Inc.
540 Brickell Key Drive, Suite 1024
Miami, Florida 33131

> **Re: Shearson American REIT Inc.**
> **Form 10, Amendment 1**
> **Filed September 23, 2010**
> **File No. 0-29627**

Dear Mr. Williams:

Our preliminary review of your amended registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Please file an amended Form 10 containing updated interim financial statements through June 30, 2010.

This registration statement became effective on September 7, 2010. Since the registration statement has become effective in its present form, we are required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

John Williams, Chief Executive Officer
Shearson American REIT Inc.
September 30, 2010
Page 2

Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3236 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Steven Boatwright
     Via facsimile to (602) 248-2822
     John Williams
     John D. Glassgow
     Via facsimile to (602) 253-4862